Asia Pacific Wire & Cable Corporation Limited
Announces Plans for Rights Offering to Shareholders
Taipei, Taiwan, August 29, 2025 (GLOBE NEWSWIRE) — Asia Pacific Wire & Cable Corporation Limited (Nasdaq: APWC) (the “Company”), today announced that it has filed a Registration Statement on Form F-1 (the “Registration Statement”) with the Securities and Exchange Commission (“SEC”) for a proposed rights offering to holders of its common shares.
The purpose of the rights offering is to raise equity capital in a cost-effective manner that gives all Company shareholders the opportunity to participate on a pro rata basis. If the rights offering is fully subscribed, the Company expects to receive gross proceeds of approximately $34.2 million. The net proceeds from the rights offering will be used primarily for investment in funding new production facilities aimed at taking advantage of the global supply chain re-alignment.
In the rights offering, the Company will distribute, at no charge to its shareholders, non-transferable subscription rights to purchase additional common shares of the Company. The subscription rights will be issued to holders of common shares on the to be determined record date, at a ratio of one subscription right per common share. Each subscription right entitles the holder to purchase one common share at the subscription price of $1.66 per common share, and we refer to this right as the basic subscription right. The basic subscription right entitles the holder to purchase whole shares only, and there is no right to purchase fractional shares.
The rights offering will include an over-subscription right, which will permit each rights holder, that exercises its subscription rights in full, the option to purchase additional common shares that remain unsubscribed at the expiration of the rights offering. The over-subscription right is subject to the availability and allocation of shares among holders exercising their over-subscription right, as further described in the rights offering documents.
The Company’s controlling shareholder, Pacific Electric Wire & Cable Co., Ltd. (“PEWC”), has informed the Company that it intends to participate in the rights offering by means of a cash investment of at least approximately $27.7 million. However, there is no guarantee or commitment that PEWC will ultimately decide to exercise any of its subscription rights.
Until the Registration Statement has been declared effective by the SEC, the rights offering will not commence and the securities covered therein may not be sold, and offers to buy may not be accepted. The record date, which will be announced when established, the subscription period and expiration date of the rights offering will be included in the Company’s final prospectus that provides detailed information about the rights offering. After the Registration Statement is declared effective by the SEC, a copy of the prospectus included in that Registration Statement may be obtained free of charge by visiting the SEC’s website at www.sec.gov.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

About Asia Pacific Wire & Cable Corporation
Asia Pacific Wire & Cable Corporation Limited is a holding company incorporated in Bermuda with principal executive offices in Taiwan that operates its business through operating subsidiaries. Through its subsidiaries, the Company is principally engaged in the manufacture and distribution of enameled wire, power cable, and telecommunications products in Thailand, Singapore, Australia, the People’s Republic of China, Hong Kong and certain other markets in the Asia Pacific region. The Company also engages in the distribution of certain wire and cable products manufactured by its controlling shareholder, Pacific Electric Wire & Cable Co., Ltd., and certain third parties. The Company also provides project engineering services in the supply, delivery and installation of power cable. The Company’s major customers include appliance component manufacturers, electrical contracting firms, state owned entities, and wire and cable dealers and factories.
Safe Harbor Statement
This release contains certain “forward-looking statements” relating to the Company, its business, and its subsidiary companies. These forward-looking statements are often identified by the use of forward-looking terminology such as “believes”, “anticipates”, “expects”, “estimates”, “intends”, “plans” or similar expressions. Such forward-looking statements involve known and unknown risks and uncertainties that may cause actual results to be materially different from those described herein as believed, anticipated, expected, estimated, intended or planned. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s reports that are filed with the Securities and Exchange Commission and available on its website (www.sec.gov). All forward-looking statements attributable to the Company or to persons acting on its behalf are expressly qualified in their entirety by these factors other than as required under the securities laws. The Company does not assume a duty to update these forward-looking statements.

Investor Relations Contact:
Pacific Holdings Group
2901 Dallas Parkway, Suite 360
Plano, TX 75093
Attn: Paul Weber
Phone: (469) 797-7191
Email: pweber@pusa.com
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